Exhibit 21.1

CPAC, INC.

SUBSIDIARIES OF THE REGISTRANT

Company Name	State/Country of Incorporation	Percent Ownership

Allied Diagnostic Imaging Resources, Inc.	Delaware, U.S.A.	100
CPAC Europe, N.V.	Belgium	98
CPAC Italia, S.r.l.	Italy	100
The Fuller Brush Company, Inc.	New York, U.S.A.	100
CPAC Africa (Pty) LTD	South Africa	80
CPAC Asia Imaging Products Limited	Thailand	100
CPAC Equipment, Inc.	New York, U.S.A.	100
CPAC Taishan Chemical Products Ltd	China	100

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